Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 82-II dated June 14, 2007

Term Sheet No. 2 to
Product Supplement No. 82-II
Registration Statement No. 333-130051
Dated October 18, 2007; Rule 433



Structured Investments	JPMorgan Chase & Co.
	$
	Bearish Auto Callable Knock-Out Notes Linked Inversely to the S&P 500® Index due November 24, 2008

General

- The notes are designed for investors who seek a positive return based on the depreciation of the S&P 500® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, have their notes automatically called with a return of at least 30% as a result of the Knock-Out feature and, if the Index increases, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing November 24, 2008[†].
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about October 18, 2007 and are expected to settle on or about October 23, 2007.

Key Terms

Index: The S&P 500® Index ("SPX") (the "Index")

Knock-Out Event/Automatic Call: A Knock-Out Event is deemed to have occurred, and the notes will be automatically called, if on any day during the Monitoring Period, the Index closing level has declined below the Knock-Out Level. We refer to such day as the "Call Date."

Monitoring Period: The period from the pricing date to and including the Final Valuation Date.

Payment if Called: If the notes are automatically called, you will receive for each $1,000 principal amount note at maturity a cash payment equal to $1,000 plus the Additional Amount, payable on the Call Settlement Date.

Knock-Out Level: At most 84.40% of the Initial Index Level. The Knock-Out Level will be determined on the pricing date and will not be greater than 84.40% of the Initial Index Level.

Payment at Maturity: If the Ending Index Level is equal to or less than the Initial Index Level and the notes have not been automatically called, you will receive a cash payment equal to $1,000 plus the Additional Amount, which may be zero.

Your investment will be fully exposed, on an inverse basis, to any appreciation in the Index. If the Ending Index Level increases from the Initial Index Level, you will lose 1% of the principal amount of your notes for every 1% that the Index increases beyond the Initial Index Level. Accordingly, if the Index Change is negative, your final payment per $1,000 principal amount note will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Index Change})$$

Notwithstanding the foregoing, in no event will the cash payment at maturity be less than zero.

You will lose some or all of your investment at maturity if the Ending Index Level increases from the Initial Index Level and a Knock-Out Event has not occurred.

Additional Amount: The Additional Amount per $1,000 principal amount note paid at maturity, if the Ending Index Level is equal to, or less than, the Initial Index Level, or upon an automatic call upon the occurrence of a Knock-Out Event, will equal:

(1) at maturity if the notes are not automatically called, $1,000 x the Index Change x the Participation Rate; or

(2) upon the occurrence of a Knock-Out Event and the resulting automatic call, $1,000 x the Knock-Out Rate, which will result in a payment of at least $1,300 per $1,000 principal amount note.

Index Change:
$$\frac{\text{Initial Index Level} - \text{Ending Index Level}}{\text{Initial Index Level}}$$

Initial Index Level: The Index closing level on the pricing date.

Ending Index Level: The Index closing level on the Final Valuation Date.

Participation Rate: At least 200%. The actual Participation Rate will be determined on the pricing date and will not be less than 200%.

Knock-Out Rate: At least 30%. The actual Knock-Out Rate will be determined on the pricing date and will not be less than 30%.

Final Valuation Date: November 19, 2008[†]

Maturity Date: November 24, 2008[†]

Call Settlement Date The fifth business day after the Call Date or, if the Call Date is the Final Valuation Date, the Maturity Date, subject to postponement as described under "Description of Notes — Payment at Maturity."

CUSIP: 48123MDD1

[†] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 82-II.

Investing in the Bearish Auto Callable Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 82-II and "Selected Risk Considerations" beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 82-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $10.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $1.00 per $1,000 principal amount note. The actual commission received by JPMSI will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $20.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-26 of the accompanying product supplement no. 82-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

October 18, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 82-II dated June 14, 2007. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 82-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 82-II dated June 14, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207002432/e27622_424b2.pdf

- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **POTENTIAL BENEFIT AS A RESULT OF INDEX DEPRECIATION** — If a Knock-Out Event has not occurred and if the Ending Index Level is equal to, or less than, the Initial Index Level, at maturity, in addition to your principal for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Index Change x the Participation Rate. If a Knock-Out Event has occurred, your notes will be automatically called and in addition to your principal for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Knock-Out Rate. The actual Participation Rate and the Knock-Out Rate will be determined on the pricing date and will not be less than 200% and 30%, respectively. Assuming the Knock-Out Level of the notes is set at 84.40% of the Initial Index Level and the Participation Rate is 200%, if a Knock-Out Event has not occurred, the appreciation potential of the notes, which reflects the Participation Rate of 200%, will be limited to 31.20%. Because the notes are our senior unsecured obligations, the payment of the amount due at maturity, if any, or upon an automatic call if a Knock-Out Event has occurred is subject to our ability to pay our obligations as they become due.
- **POTENTIAL FOR EARLY EXIT WITH A POSITIVE RETURN AS A RESULT OF AUTOMATIC CALL FEATURE** — While the original term of the notes is approximately 13 months, the notes will be automatically called before maturity if the Index closing level on any trading day during the Monitoring Period declines below the Knock-Out Level, and you will be entitled to at least $1,300 for each $1,000 principal amount note. The actual Knock-Out Level and Knock-Out Rate will be determined on the pricing date and will not be greater than 84.40% of the Initial Index Level and less than 30%, respectively.
- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is inversely linked to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 82-II.
- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 82-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as capital gain or loss, which will be long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 82-II dated June 14, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is inversely linked to the performance of the Index and will depend on whether, and the extent to which, the Index Change is positive, flat or negative. If a Knock-Out Event has not occurred, your investment will be fully exposed, on an inverse basis, to any increase in the Ending Index Level as compared to the Initial Index Level.
- **THE KNOCK-OUT FEATURE WILL LIMIT YOUR RETURN ON THE NOTES** — Your investment in the notes may not perform as well as an investment in a security with a return based solely on the performance of the Index. Your ability to participate in the depreciation of the Index may be limited to the Knock-Out Rate of the notes. If a Knock-Out Event has occurred, the return on each $1,000 principal amount note will equal $1,000 x the Knock-

Out Rate of at least 30%, or $300, and will not be determined by reference to the Index Change, even though the Index Change may reflect significantly greater depreciation in the Index than 30%. The actual Knock-Out Rate will be determined on the pricing date and will not be less than 30%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Payment on the Notes at Maturity or upon a Knock-Out Event Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical payment at maturity or upon a Knock-Out Event and resulting automatic call, if applicable, for a $1,000 principal amount note for a hypothetical range of performance for the Index Change from -100% to 120% and assumes an Initial Index Level of 1550, a Participation Rate of 200%, a Knock-Out Level of 84.40% and a Knock-Out Rate of 30%. To the extent that the actual terms differ from any of those assumed above, the payment on the notes indicated below would be different. In addition, for ease of analysis, the Index levels listed under "Ending Index Level" are deemed to reflect the lowest level of the Index on any trading day during the Monitoring Period. If on any trading day during the Monitoring Period, the Index closing level were to fall below the Knock-Out Level (which would be 1308.20 based on the assumed Initial Index Level of 1550 and the assumed Knock-Out Level of 84.40%), a Knock-Out Event would have occurred, the notes would have been automatically called and the redemption amount of $1,300 would have been paid. The numbers appearing in the following table and examples have been rounded for ease of analysis.

| | | | | | | Payment on the Notes | |
| | | | | | | At Maturity (Knock Out Event Has Not Occurred) | Upon Automatic Call (Knock-Out Event Has Occurred) |
Ending Index Level	Index Change	Participation Rate	Index Change x Participation Rate	Additional Amount	Principal Amount		
3410.00	-120.00%	N/A	N/A	N/A	$1,000	$0	$1,300
3255.00	-110.00%	N/A	N/A	N/A	$1,000	$0	$1,300
3100.00	-100.00%	N/A	N/A	N/A	$1,000	$0	$1,300
2790.00	-80.00%	N/A	N/A	N/A	$1,000	$200	$1,300
2480.00	-60.00%	N/A	N/A	N/A	$1,000	$400	$1,300
2170.00	-40.00%	N/A	N/A	N/A	$1,000	$600	$1,300
1860.00	-20.00%	N/A	N/A	N/A	$1,000	$800	$1,300
1705.00	-10.00%	N/A	N/A	N/A	$1,000	$900	$1,300
1627.50	-5.00%	N/A	N/A	N/A	$1,000	$950	$1,300
1550.00	0.00%	200%	0.00%	$0	$1,000	$1,000	$1,300
1472.50	5.00%	200%	10.00%	$100	$1,000	$1,100	$1,300
1395.00	10.00%	200%	20.00%	$200	$1,000	$1,200	$1,300
1317.50	15.00%	200%	30.00%	$300	$1,000	$1,300	$1,300
1308.20	15.60%	200%	31.20%	$312	$1,000	$1,312	$1,300
1240.00	20.00%	N/A	N/A	$300	$1,000	N/A	$1,300
930.00	40.00%	N/A	N/A	$300	$1,000	N/A	$1,300
620.00	60.00%	N/A	N/A	$300	$1,000	N/A	$1,300
310.00	80.00%	N/A	N/A	$300	$1,000	N/A	$1,300
0	100.00%	N/A	N/A	$300	$1,000	N/A	$1,300

Hypothetical Examples of Amounts Payable at Maturity or upon a Knock-Out Event and Resulting Automatic Call

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Index closing level decreases from the Initial Index Level of 1550 to an Ending Index Level of 1472.50 and the Index closing level on no trading day during the Monitoring Period falls below 1308.20. Because the Ending Index Level is lower than the Initial Index Level, and a Knock-Out Event has not occurred, the Additional Amount is equal to $100 and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(1550\text{-}1472.50)/1550] \times 200\%) = \$1,100$$

Example 2: The Index closing level increases from the Initial Index Level of 1550 to an Ending Index Level of 1705, and the Index closing level on no trading day during the Monitoring Period falls below 1308.20. Because the Ending Index Level is greater than the Initial Index Level and a Knock-Out Event has not occurred, the final payment at maturity is equal to $900 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(1550\text{-}1705)/1550) = \$900$$

Example 3: The Index closing level decreases from the Initial Index Level of 1550 to an Ending Index Level of 1308.20 and the Index closing level on no trading day during the Monitoring Period falls below 1308.20. Because the Ending Index Level is lower than the Initial Index Level, and a Knock-Out Event has not occurred, the Additional Amount is equal to $312 and the final payment at maturity is equal to $1,312 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times [(1550\text{-}1308.20)/1550] \times 200\%) = \$1,312$$

Example 4: The Index closing level equals 1240 on at least one trading day during the Monitoring Period. Because the Index closing level on at least one trading day is below the Knock-Out Level (1308.20), a Knock-Out Event has occurred, the Additional Amount is equal to $300 and the payment upon automatic call is equal to $1,300 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + (\$1,000 \times 30\%) = \$1,300$$

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 4, 2002 through October 12, 2007. The Index closing level on October 17, 2007 was 1541.24. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Final Valuation Date or on any trading day during the Monitoring Period. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

